J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS

Cash	$	282,460
Restricted Cash		25,023
Receivables From Brokers and Dealers		20,868
Receivables From Non-Customers		29,220
Available-For-Sale		
Marketable Securities		49,794
Prepaid Expenses		7,621
Total Current Assets	$	414,986

FURNITURE AND EQUIPMENT

Furniture and Equipment, at Cost

Less: Accumulated Depreciation of $74,654		5,762

OTHER ASSETS

Security Deposits		2,315
TOTAL ASSETS	$	423,063

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	289,534
Accrued Payroll Taxes		562
Total Current Liabilities		290,096

STOCKHOLDER'S EQUITY

Common Stock, 2,000 shares authorized, 1,303 issued,		
1073 shares outstanding, no par value, no stated value		142,804
Accumulated Deficit (Adjusted, See Note 2)		(24,202)
Accumulated Other Comprehensive Income (Adjusted, See Note 2)		36,778
Less: Common Stock in Treasury, 230 shares at cost		(22,413)
Total Stockholder's Equity		132,967
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	423,063